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                                   EXHIBIT 11

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                 STATEMENT OF COMPUTATION OF PER SHARE EARNINGS
     (U.S. DOLLARS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)
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                                                                                                      Eight Months Ended
                                         Fiscal Year Ended April 30,                                     December 31,
                            -------------------------------------------------------------------   ------------------------
                                  1993          1994           1995          1996         1997          1996          1997
                            -----------   -----------   -----------   -----------   -----------   -----------   ----------
HISTORICAL DATA                                                                                    (unaudited)

Net Income ...............  $    10,804   $    14,282   $     8,439   $    19,147   $    19,009   $    13,085   $     2,398
Net income per share (1) .  $      0.85   $      1.12   $      0.66   $      1.51   $      1.49   $      1.03   $      0.19
U.S. GAAP--Net income (2)   $    10,804   $    14,282   $     8,439   $    19,147   $    19,009   $    13,085   $     1,045
U.S. GAAP--Net income
   per share (1) .........  $      0.85   $      1.12   $      0.66   $      1.51   $      1.49   $      1.03   $      0.08
Weighted average shares
   outstanding ...........   12,715,667    12,715,667    12,715,667    12,715,667    12,715,667    12,715,667    12,958,753

PRO FORMA DATA
Net income ...............                                                          $    15,511                 $     1,592
Net income per share (3) .                                                          $      0.98                 $      0.10
Weighted average shares
   outstanding (1) .......                                                           15,367,467                  15,610,553
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(1)  Historical net income per share for all periods presented has been calculated based on the weighted average number of shares outstanding after giving retroactive effect to the 12,715,667 Common Shares issued in connection with the Reorganization as if they had been issued at the beginning of the earliest period presented. Pro forma weighted average shares outstanding is based upon the historical weighted average number of shares outstanding, adjusted to give pro forma effect to the issuance of
     2,651,800 Common Shares, being that number of shares the aggregate value of which, when valued at $15.00 per share (the mid-point of the range of estimated initial public offering prices set forth on the cover page of the
     Prospectus), would equal the excess of the $42.2 million of drawings and dividends over net income for the eight-month period ended December 31,
     1997. Per share information is presented as if the Common Shares deemed to be issued were issued at the beginning of the periods presented. Diluted net income per share is not materially different from basic net income per share when both are computed under either U.S. GAAP or Canadian GAAP.

(2) Net income under U.S. GAAP for the eight-month period ended December 31, 1997 reflects restructuring expenses and taxes of $1.4 million incurred in connection with the Reorganization (which is reflected under Canadian GAAP as a reduction to shareholders' equity in the Company's consolidated financial statements).

(3) Pro forma net income per share computed under U.S. GAAP is not materially different from pro forma net income per share computed under Canadian GAAP.